

March 19, 2013

Via E-mail
K. Rupert Murdoch
Executive Chairman
New Newscorp LLC
1211 Avenue of the Americas
New York, NY 10036

  Re: **New Newscorp LLC**
     Amendment No. 1 to Form 10-12B
     Filed March 8, 2013
     File No. 001-35769

Dear Mr. Murdoch:

  We have reviewed your responses to the comments in our letter dated January 16, 2013 and have the following additional comments.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 17

1. Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company's combined financial statements.

2. We note that footnote (2) to the table on page 18 refers to the reconciliation of Segment EBITDA in MD&A. However, the reconciliations beginning on page 85 reconcile actual historical results to segment EBITDA but not your pro forma results to the pro forma segment EBITDA. In this regard, please revise to provide a reconciliation of pro forma segment EBITDA for the fiscal years ended June 30, 2012 and six months ended December 31, 2012 to the company's most comparable GAAP measure.

<u>The Distribution, page 34</u>

<u>Reasons for the Distribution, page 34</u>

3. We note your response to our prior comment 26 and reissue in part. Please expand the second paragraph to provide the additional details found in your response.

<u>Material U.S. Federal Income Tax Consequences of the Distribution, page 38</u>

4. We note from the disclosure in the first paragraph on page 40 that you have filed refund claims for taxes in foreign jurisdictions that are currently in litigation. We also note that if such amounts are ultimately received, they must be paid to News Corporation under the terms of the tax sharing and indemnification agreement. Please tell us whether you have any amounts receivable reflected in your financial statements for these refund claims and if so, the amounts recorded as of the end of each period. Your response should also explain your income statement treatment of the refunds due if applicable and explain why you believe such amounts will be received given the presence of litigation. We may have further comment upon receipt of your response.

<u>Unaudited Pro Forma Combined Financial Statements, page 47</u>

<u>Notes to the Unaudited Pro Forma Combined Financial Statements, page 52</u>

5. We refer to footnote (e). Please revise to present all pro forma adjustments on a gross rather than a net basis. In this regard, please separately disclose the amount of the adjustment for the removal of equity earnings of Fox Sports Australia and for the incremental amortization of the subscriber relationships. Your response and your revised disclosure should also explain how the amount of incremental amortization was calculated or determined.

6. Please revise adjustment (k) to state when the sale of the redeemable preferred stock happened. If the transaction has not yet occurred, please tell us the nature of the transaction and explain how the sale of such stock is directly attributable to the spin-off transaction as required by Rule 11-02(b)(6) of Regulation S-X.

7. Please revise footnote (o) to disclose the effective tax rates used in the calculation of the pro forma income tax adjustments. Your revised disclosure should clearly indicate the amounts included in and excluded from the pro forma income tax calculations along with the reasons for each. Please present the revised adjustments in a level of detail that would enable a reader to recalculate the amounts of the pro forma adjustments.

8. We refer to footnote (p). Please explain how the transaction under which News Corporation will contribute certain assets to you under the internal reorganization will result in tax consequences. Your response and revised disclosure should fully explain the nature of the transaction, the assets that will be contributed and how the sale of redeemable preferred stock in adjustment (k) is related. Also, please explain how the deferred tax asset of approximately $400 million was calculated or determined. We may have further comment upon receipt of your response.

Executive Compensation, page 116

9. We note your response to our prior comment 40 and reissue. Please revise this section to provide all of the information required by Item 402 of Regulation S-K regarding the historical compensation of any named executive officer who previously provided services to News Corporation. In this regard, you should provide disclosure similar to the level of disclosure that would be provided in connection with a company's initial public offering. For example and without limitation, we would expect to see a full compensation discussion and analysis, compensation tables, to the extent applicable and which may be limited to disclosure related to the last completed fiscal year, and a discussion of potential payments upon termination or change-in-control.

Our Relationship With Parent Following the Distribution, page 123

Intercompany Accounts, page 125

10. Your disclosure indicates that all intercompany accounts receivable, payable, and loans between you and News Corporation will be settled as part of the distribution. To the extent such amounts are considered to be factually supportable, please revise your pro forma balance sheet included on page 51 of the filing to include adjustments for the settlement of these intercompany amounts. Alternatively, please explain why no pro forma adjustments are required.

U.K. Newspaper & Related Matters, page 126

11. Please advise how these arrangements will be memorialized. To the extent that these arrangements will be memorialized outside of the separation and distribution agreement, please revise the Form 10 exhibit index to annotate that the agreement governing these arrangements will be filed as an exhibit.

Description of Our Capital Stock, page 130

12. We note your response to our prior comment 46 in which you indicate that you do not expect that equity will be a significant source of capital for your business going forward and therefore you believe the inclusion of the description of your equity, voting and other rights and privileges of your common shares in the Liquidity and Capital Resources section of MD&A could lead investors to believe that equity issuances will be a significant source of funds for operations in future periods. Given that your Class A and Class B common shares will have significantly different voting rights, please revise the notes to your financial statements to disclose the differences in voting rights and other privileges associated with your Class A and Class B common shares. Refer to the disclosure requirements outlined in ASC 505-10-50-3.

Financial Statements, page F-1

Combined Statements of Operations, page F-3

13. We note your response to our prior comment 47 in which you indicate that the company's product revenues, which include advertising revenues since they reflect the sale of discrete advertising inventory, approximates 90% of your total revenues. Please explain to us in further detail why you believe that the provision of advertising services represents the delivery of a product rather than a service. As part of your response, please explain in detail the nature of the advertising "products" that you deliver to your customers and explain how any related "inventory costs" are accounted for in your financial statements. Please note that absent persuasive evidence to the contrary, we continue to believe that advertising revenues represent the sale of a service or a type of "other" revenue rather than that from the sale of a product. Furthermore, since advertising revenues represented approximately 54% of your total revenues in 2012, we continue to believe that the revenues and the related costs of sales associated with your revenues from sales of products and services should be separately disclosed in your consolidated statements of operations in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

14. Additionally, we also note that a significant number of public entities operating in your industries provide separate disclosure of their advertising and other major types of revenues and related expenses on the face of their consolidated statements of operations. By not providing similar disclosures on the face of your statements of operations, we believe it reduces the comparability of your financial statements with those of your public competitors. Please reevaluate your income statement presentation of your revenues on the face of your statement of operations and revise accordingly.

Notes to the Combined Financial Statements, page F-8

Note 8. Equity Based Compensation, page F-26

15. We note from your response to our prior comment 54 that the company has disclosed the aggregate intrinsic value of exercisable options on page F-29. However, we note only the disclosure of the aggregate intrinsic value of outstanding options on page F-29. Please revise to also disclose the aggregate intrinsic value of options that were exercisable at the end of the latest period presented as required by ASC 718-10-50-2.

Note 9. Related Party Transactions and Parent Company Investment, page F-30

16. We note from your response to prior comment 55 that you do not believe that K. Rupert Murdoch's ownership of 39.4% of New Newscorp constitutes a control relationship that is required to be disclosed. Given that the 39.4% held by Mr. Murdoch represents the largest single holding of your common stock and this ownership percentage will provide him with significant influence over your operations, we continue to believe that you should revise MD&A and the notes to your financial statements to disclose the existence of this significant voting interest. Please revise your disclosures accordingly.

Corporate Allocations and Parent Company Investment, page F-30

17. We note your response to prior comment 57. Please revise note 9 to narratively explain the reasons for the significant variances in the cash pooling and general financing activities line item that resulted in the significant fluctuations of the parent company investment account for the various periods presented.

Note 10. Commitments and Contingencies, page F-32

18. Your response to our prior comment 58 indicates that your disclosures regarding legal costs, settlement charges and contingencies have been provided in your interim financial statements for the six months ended December 31, 2012 and 2011. As a significant portion of these legal costs and related settlements appear to have been incurred during the fiscal year ended June 30, 2012, please also revise your audited financial statements to provide disclosure concerning the amounts of material losses accrued and incurred, as well as any settlement charges recognized during the periods presented in your financial statements.

New News Corporation Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-61

19. We note that the acquisition of CMH resulted in the recognition of a $1.3 billion gain during fiscal 2013 as a result of your revaluation of your existing equity interests in Foxtel and FOX SPORTS Australia. Given the significance of this gain, please explain in detail how you calculated or determined the amount of this gain. As part of your response, please also explain how the fair value of previously held equity interests of $1,626 was determined, including all relevant inputs and assumptions. Your response should also explain how the purchase price paid for the acquisition of Consolidated Media Holdings Ltd. (and its holdings of interests in Foxtel and FOX SPORTS Australia) compared to fair value of your existing equity investments in these entities determined as part of your valuation procedures.

20. In a related matter, please revise note 2 to disclose the acquisition date fair value of your equity investments in FOX SPORTS and Foxtel prior to the acquisition and the inputs used in determining such valuation. Refer to ASC 805-10-50-2g.1 and 4.

21. Please revise your pro forma information to disclose the nature and amount of any material nonrecurring pro forma adjustments included in the reported pro forma revenue and net income. Refer to ASC 805-10-50-h.4.

Other

22. Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Amy Freed, Esq.